Exhibit 99.1

Unit 100 - 12051 Horseshoe Way
Richmond, BC V7A 4V4
Canada

Toll Free in Canada & USA:
1-800-406-ROOT (7668)

Telephone:	(604) 272-4118
Facsimile:	(604) 272-4113

OTCBB: “CCCFF”

Web: www.chainata.com

FOR IMMEDIATE RELEASE

Chai-Na-Ta Corp. Reports 2010 Year-end Results

RICHMOND, BRITISH COLUMBIA – March 16, 2011 – Chai-Na-Ta Corp. (OTCBB: “CCCFF”), one of the world’s largest suppliers of North American ginseng, today announced 2010 net earnings of $759,000, or $0.02 per basic share, compared to net earnings of $669,000 in 2009, or $0.02 per basic share.

Revenue increased to $8.9 million in 2010 from $6.9 million in 2009 with an average selling price of $10.25 per pound in 2010 compared to $8.50 per pound in 2009.

“Due to the overall decrease in production in the 2010 harvest for the industry, we have seen bulk root prices increase at the 2010 year end,” said Derek Zen, Chairman of the Company.

“We have committed 83% of our 2010 harvest and achieved a significant increase in the average selling price due to the decrease in overall supply in the industry and our production of better quality roots in 2010,” Mr. Zen continued, “however we will continue with our plan of not planting new crops and we will cease our farming operations after completing the harvest in 2011.“

2010 Fourth Quarter

During the quarter ended December 31, 2010, revenue increased to $3.3 million from $1.0 million in the same quarter last year. Net earnings in the 2010 fourth quarter were $804,000, or $0.02 per basic share, compared to net earnings of $15,000, or less than $0.01 per basic share, in the same period last year. The net earnings in the fourth quarter of 2010 were primarily due to the higher margins received on the sale of inventory from the 2009 and 2010 harvests.

Chai-Na-Ta Corp., based in Richmond, British Columbia, is one of the world’s largest suppliers of North American ginseng. The Company farms, processes and distributes North American ginseng as bulk root, and supplies processed material for the manufacture of value-added ginseng-based products.

This news release contains forward-looking statements that reflect the Company’s expectations regarding future events. These forward-looking statements involve risks and uncertainties, and actual events could differ materially from those projected. Such risks and uncertainties include, but are not limited to, general business conditions and other risks as outlined in the Company’s periodic filings, Annual Financial Statements and Form 20-F.

FOR FURTHER INFORMATION PLEASE CONTACT:

Chai-Na-Ta Corp.
Wilman Wong
Chief Executive Officer/Corporate Secretary
(604) 272-4118 or (Toll Free) 1-800-406-7668
(604) 272-4113 (FAX)
E-mail: info@chainata.com
Website: www.chainata.com